June 30, 2014

Via Edgar and Facsimile

Mr. Todd Schiffman
Associate Director - Office 7
Division of Corporation Finance
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      OM Asset Management Limited

Mr. Schiffman:

We represent OM Asset Management Limited, a private limited company under the laws of England and Wales (“OMAM”), in connection with a registration statement on Form S-1 (the “Registration Statement”) for its initial public offering of ordinary shares that was filed on June 30, 2014.   We are writing to make you aware of the inclusion in this Form S-1 of an independent accountants’ report that includes a legend indicating that the auditors will be in a position to render the report once certain transactions or financial statement updating described in the filing take place.

OMAM is a newly formed company that will indirectly hold the equity interests of Old Mutual (US) Holdings Inc. (“OMUSH”). This Form S-1 includes audited financial statements for OMAM as of and for the three years ended December 31, 2013 and interim periods as of and for the three months ended March 31, 2014 and 2013. On June 27, 2014, OMUSH transferred one of its subsidiaries (the “Transferred Business”) which, pursuant to United States generally accepted accounting principles (“GAAP”), would be reflected as a discontinued operation in OMAM’s historical financial statements beginning with the second quarter of fiscal 2014.  The disposition has met all of the U.S. GAAP criteria to qualify as a discontinued operation, but until the financial statements are updated to include the six months ending June 30, 2014 the historical annual financial statements may not be retrospectively revised to present discontinued operations. OMAM expects to file an amendment to Form S-1 to include the June 30, 2014 financial statements in its first filing following August 13, 2014.

The acceptability of the use of a legend on the auditors’ report for a discontinued operation for OMAM has been discussed with members of the Chief Accountant’s Office of the Division of Corporation Finance (“DCAO”), including Craig Olinger, Deputy Chief Accountant. The transaction for the Transferred Business has been audited by

KPMG LLP and OMAM’s management believes that this presentation will benefit the SEC staff by allowing the reviewers to review a filing that contains information that will much more closely resemble the form and content of financial information included in succeeding Form S-1 amendments and the final registration statement at effectiveness. Without use of the legend on the auditors’ report, the initial filing would otherwise include financial statements, MD&A, business discussion and pro forma financial information that will require substantial revision in the first amendment to Form S-1.  For these reasons, and based on the aforementioned discussions between KPMG LLP and DCAO, we respectfully request that you accept this Form S-1 for review.

Please contact me at (212) 705-7814 should you have any questions.

Sincerely yours,

/s/ Christina Edling Melendi

Christina Edling Melendi

cc:                                Stephen H. Belgrad, OM Asset Management Limited
Melanie Dolan, KPMG LLP